82-35029

RECEIVED

2009 MAR -5 A 8:

[redacted]

09045466

25 February 2009

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NUMBER OF STAPLED SECURITIES ISSUED PURSUANT TO WESTFIELD GROUP DISTRIBUTION REINVESTMENT PLAN

We advise that 29,515,871 ordinary stapled securities (**New Securities**) are to be issued on 27 February 2008 pursuant to the Westfield Group Distribution Reinvestment Plan (**DRP**). An Appendix 3B is attached.

The New Securities will rank for distributions from 1 January 2009. As such, the new securities will be entitled to full distribution for the period ending 30 June 2009. In all respects, the New Securities will rank equally with all other ordinary stapled securities on issue and trade under the code "WDC".

The Westfield Group confirms the following:

Number of Securities Issued	Issue price per security	Total Consideration
29,515,871	$10.04	$296,339,345

The cost base of the DRP securities will be included in the Group's Annual Result announcement tomorrow (Thursday, 26 February 2009) and will also be available on the Group's website at www.westfield.com/corporate.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

**New issue announcement,
application for quotation of additional securities
and agreement**

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westfield Group

ABN

Westfield Holdings Limited ABN 66 001 671 496
Westfield Trust ARSN 090 849 746
Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary stapled securities
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,515,871
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same terms as existing ordinary stapled securities.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$10.04 per stapled security
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The stapled securities were issued pursuant to the Westfield Group Distribution Reinvestment Plan and will be used to provide additional working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,270,477,406	Ordinary stapled-securities

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,661,209	Options (Westfield America Trust)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There will be no change in distribution policy.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 25 February 2009

Print name: Simon Julian Tuxen

== == == == ==

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

26 February 2009

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
Distribution for the six months ended 31 December 2008

Attached are notices for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act for the distribution for the six months ended 31 December 2008 for Westfield Trust and Westfield America Trust in respect of ordinary units.

Yours faithfully

Simon Tuxen
Company Secretary

Encl.

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

WESTFIELD TRUST
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 31 December 2008

Set out below are the components of the distribution for the six months ended 31 December 2008. The distribution rate is 26.00 cents per unit and will be paid to Members on 27 February 2009.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	**Cents per ordinary unit**
Other Australian Taxable Income	9.05203
Gross Capital Gain (on Taxable Australian Property)	0.00000
Fund Payment	**9.05203**
Australian Interest Income	0.27436
Australian Dividend Income – 100% franked	0.00962
Foreign Source Income	0.15876
Tax Deferred Amount	16.50523

Westfield Trust declares that it is a managed investment trust for the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth) in respect of the income year ended 31 December 2008.

For the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of **9.05203** cents per ordinary unit in respect of the income year ending 31 December 2008.

This distribution does not include any amount of discount capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2009.

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

WESTFIELD AMERICA TRUST
Notice for the purpose of Subdivision 12-H of Schedule 1 of the Tax Administration Act
ORDINARY UNITS
Distribution for the six months ended 31 December 2008

Set out below are the components of the distribution for the six months ended 31 December 2008. The distribution rate is 17.25 cents per unit and will be paid to Members on 27 February 2009.

These components are provided solely for the purposes of subdivision 12-H of the *Taxation Administration Act 1953* (Cth), and should not be used for any other purpose.

Components	Cents per ordinary unit
Other Australian Taxable Income	4.28734
Fund Payment	**4.28734**
Australian Interest Income	1.75567
Australian Dividend Income	0.00000
Foreign Source Income	3.00608
Tax Deferred Amount	8.20091

Westfield America Trust declares that it is a managed investment trust for the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth) in respect of the income year ended 31 December 2008.

For the purposes of Subdivision 12-H of Schedule 1 of the *Taxation Administration Act 1953* (Cth), this distribution includes a 'fund payment' amount of **4.28734** cents per ordinary unit in respect of the income year ending 31 December 2008.

This distribution does not include any amount of discount capital gain.

Australian resident members should not rely on this notice for the purposes of completing their income tax returns. Details of the full year components of distributions will be provided in the annual tax statement which will be sent to Members in July 2009.

END